January 10, 2017

MATTHEW ROSSITER	EMAIL MROSSITER@FENWICK.COM Direct Dial (415) 875-2372

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Christian Windsor
Irene Paik
Tabatha McCullom
Mary Mast

Re:	AnaptysBio, Inc.
Registration Statement on Form S-1
Initially Filed September 9, 2015
File No. 333-206849

Ladies and Gentlemen:

On behalf of AnaptysBio, Inc. (the “Company”), we are transmitting this letter in connection with the submission of a supplemental letter (the “First Prior Response Letter”) dated as of September 24, 2015 and a response letter dated January 11, 2016 (the “Second Prior Response Letter”, together with the First Prior Response Letter the “Prior Response Letters”) related to the Company’s preliminary price range for its proposed initial public offering (the “IPO”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 13, 2015 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1(the “Registration Statement”). We submit this supplemental letter to further address comment 14 of the Comment Letter concerning valuation considerations related to the Company’s recent equity awards and to assist the Staff in its review of the Registration Statement. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the IPO that will be between $[*] and $[*] per share after effecting a proposed [*] to 1 reverse stock split (the “Price Range”). The Company anticipates effecting the reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 1

Securities and Exchange Commission

Division of Corporation Finance

January 10, 2017

incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”). The share numbers and stock prices set forth in this letter reflect the Stock Split and are all post-split. The Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on December 22 2016 between senior management of the Company and representatives of Credit Suisse Securities (USA) LLC and Stifel Nicolaus & Company, Incorporated, the lead underwriters.

As stated in the Prior Response Letters, the Company first held formal discussions with the underwriting syndicate on September 17, 2015. Prior to September 17, 2015, no preliminary price range was presented to the Company. On December 22, 2016, the Company held its most recent discussions with the underwriting syndicate regarding a price range for the IPO. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as described on pages 67 and 68 of the Registration Statement, the Company’s Board of Directors (the “Board”) has determined the fair value of the Company’s common stock at the time of option grants by using the market approach outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, whereby the value of the Company is derived from the value of comparable companies, or interests in comparable companies, that have been sold in recent arm’s length transactions. In particular, the Company looked to other publicly-traded companies and calculated valuation multiples from these selected guideline companies to provide indications of how much a current investor in the marketplace would be willing to pay for a company with a similar business, size, geographic region and other operating characteristics. The Company also relied on data from actual transactions, such as mergers and acquisitions and completed initial public offerings in the Company’s industry and related industries. The Board also considered the status of the Company’s progress towards an IPO and valuations of the Company’s common stock by a third-party valuation firm and determined that the assumptions and inputs used in connection with such valuations reflected the Board’s and management’s best estimate of the business condition, prospects and operating and financial performance of the Company at each valuation date.

The third-party valuation reports as of March 31, 2016 (the “March 2016 Valuation Report”), June 30, 2016 (the “June 2016 Valuation Report”), December 14, 2016 (the “First December Valuation Report”) and December 31, 2016 (the “Second December Valuation Report,” and, together with the March 2016 Valuation Report, June 2016 Valuation Report and First December Valuation Report, the “Valuation Reports”), were prepared using the probability-weighted expected-return method (PWERM), in which the value of the Company’s common stock is estimated based on a probability-weighted average of the future enterprise value (calculated using the market approach described above) under several possible outcomes. The Board used the Valuation Reports as one of the objective factors along with other subjective factors it considered in determining the fair value of the Company’s common stock. The Company obtained the March 2016 Valuation Report and June 2016 Valuation Report following a delay in the anticipated IPO timeline, which took into account a potentially longer timeline and lower probability of completing an IPO, due in part to market conditions throughout 2016.

The following table summarizes the awards that the Company granted in 2016 and 2017 to date. The Company has not granted any other equity awards in 2016 or 2017 to date.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 2

Securities and Exchange Commission

Division of Corporation Finance

January 10, 2017

Award Date	Shares Underlying	Valuation Date	Fair Value of Common Stock/ Exercise Price of Option		Discount for Lack of Marketability
April 22, 2016	[*]	March 31, 2016	$	[*]	18.1%
July 22, 2016	[*]	June 30, 2016	$	[*]	18.4%
September 23, 2016	[*]	June 30, 2016	$	[*]	18.4%
December 20, 2016	[*]	December 14, 2016	$	[*]	12.2%
January 9, 2017	[*]	December 31, 2016	$	[*]	11.4%

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the estimated initial public offering price and the determined fair value of the Company’s common stock. The Company believes the difference between the fair value of the Company’s common stock on each of April 22, July 22, September 23 and December 20, 2016 and January 9, 2017 on the one hand, and the Price Range estimated by the Company, on the other hand, is due to the following factors:

•	differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board on April 22, July 22, September 23 and December 20, 2016 and January 9, 2017, including as described above in connection with the description of methodologies used for the Valuation Reports;

•	the Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s determinations of fair value on April 22, July 22, September 23 and December 20, 2016 and January 9, 2017;

•	differences in comparable companies in the life sciences market discussed between the Company and the underwriters and used to determine the Price Range, as compared to the prior analysis applied and comparable companies used by the Board;

•	the Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Price Range; and

•	advancements in the development of the Company’s product candidates, in particular the receipt of U.S. Food and Drug Administration clearance of an Investigational New Drug application for a Phase 2a clinical trial of ANB020 in the United States and the receipt of clearance from the Medicines and Healthcare Products Regulatory Agency of a clinical trial authorisation for a Phase 2a clinical trial of ANB020 in the United Kingdom in December 2016.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 3

Securities and Exchange Commission

Division of Corporation Finance

January 10, 2017

The Company expects to include a price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as January 17, 2017. Such price range could differ from the Price Range based on then-current market conditions, continuing discussions with the underwriters and further business developments impacting the Company. We are providing this information to you supplementally to facilitate your review process.

The Company supplementally advises the Staff that, in the Preliminary Prospectus, it will include the following disclosure (with the blanks to be filled with post-Stock Split amounts):

“We determined, after consultation with the underwriters, that our initial public offering price range will be $             to $             per share. As of the dates of the stock option grants in 2016 and 2017 through the date of this prospectus, our board of directors had determined the fair value of our common stock to be $             per share (for the April 22, 2016, July 22, 2016 and September 23, 2016 grants), $             per share (for the December 20, 2016 grants) and $             per share (for the January 9, 2017 grants). The determination was based upon the factors described above. We believe the difference between the fair value of our common stock for the stock option grants in 2016 and 2017 through the date of this prospectus, in each case as determined by our board of directors, and the initial offering price range is a result of the following factors:

•	differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with our management and used to determine the Price Range, which assume a successful IPO with no weighting attributed to any other outcome for our business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by our board of directors;

•	the price range necessarily assumes that an initial public offering has occurred and a public market for our common stock has been created and, therefore, excludes any marketability or liquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determinations;

•	differences in comparable companies in the life sciences market discussed between us and the underwriters and used to determine the price range, as compared to the prior analysis applied and comparable companies used by our board of directors;

•	our board of directors’ consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the price range; and

•	advancements in the development of our product candidates, in particular the receipt of FDA clearance of an IND for a Phase 2a clinical trial of ANB020 in the United States and the receipt of MHRA clearance of a CTA for a Phase 2a clinical trial of ANB020 in the United Kingdom in December 2016.”

*********

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 4

Securities and Exchange Commission

Division of Corporation Finance

January 10, 2017

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2372.

Sincerely,

/s/ Matthew Rossiter

Matthew Rossiter

cc:

Hamza Suria, Chief Executive Officer

AnaptysBio, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Melissa V. Frayer, Esq.

Fenwick & West LLP

Charles Kim, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 5